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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated June 19, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 19, 2003
                ---------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

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[CREDIT SUISSE GROUP LOGO]


Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich
Telephone    +41-1-333 8844
Fax          +41-1-333 8877
e-mail       media.relations@csg.ch


PRESS RELEASE



CREDIT SUISSE GROUP ANNOUNCES NEW APPOINTMENTS
TO THE GROUP EXECUTIVE BOARD

ZURICH, JUNE 19, 2003 - CREDIT SUISSE GROUP TODAY ANNOUNCED THE STRENGTHENING OF ITS EXECUTIVE BOARD TO INCLUDE THE FOLLOWING NEW MEMBERS: WALTER BERCHTOLD, LEONHARD FISCHER AND BARBARA YASTINE.
THE APPOINTMENTS ARE EFFECTIVE JULY 1, 2003.

Credit Suisse Group's Board of Directors has appointed the following Senior Managers from across its businesses as Members of its Executive Board, effective July 1, 2003:

WALTER BERCHTOLD         Head of Trading & Sales, Credit Suisse First Boston
                         Switzerland and designated Head of Trading & Sales,
                         Credit Suisse Financial Services (as of September 1,
                         2003)

LEONHARD FISCHER         Chief Executive Officer, Winterthur Group

BARBARA YASTINE          Chief Financial Officer, Credit Suisse First Boston


Oswald J. Gruebel and John J. Mack, Co-CEOs of Credit Suisse Group, stated:
"The new Members of the Group Executive Board, with their extensive leadership experience and skills spanning core areas of our businesses, will make a significant contribution to Group decision-making."

The CVs of the new Members of the Group Executive Board are available on the Internet at: www.credit-suisse.com/management



ENQUIRIES
Credit Suisse Group, Media Relations            Telephone     +41 1 333 8844
Credit Suisse Group, Investor Relations         Telephone     +41 1 333 4570
Internet                                        www.credit-suisse.com


CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 73,000 staff worldwide. As of March 31, 2003, it reported assets under management of CHF 1,160.5 billion.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  June 19, 2003                      By:  /s/ David Frick
    ------------------                        -----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director